BlackRock FundsSM (the "Registrant"):  BlackRock Technology
Opportunities Fund (the "Fund")

77D

Policies with respect to security investments

Attached please find as an exhibit to Sub-Item 77D of Form N-
SAR, a description of changes to the Fund's policies with respect to security investments approved by the Registrant's
Board of Trustees on September 28, 2017.


BlackRock FundsSM:  BlackRock Technology Opportunities Fund

77D

Policies with respect to security investments

On September 28, 2017, the Board of Trustees (the "Board") of BlackRock FundsSM (the "Trust") approved certain changes to the investment strategies of BlackRock Science & Technology Opportunities Portfolio, a series of the Trust. The Board also approved a change in the name of BlackRock Science & Technology Opportunities Portfolio to "BlackRock Technology Opportunities Fund" (the "Fund"). In addition, Fund management determined to make certain changes to the benchmark index against which the Fund measures its performance.

The MSCI All-Country World Information Technology Index(r) is the new benchmark against which the Fund measures its performance.

Under the new investment strategies, under normal market conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities issued by U.S. and non-U.S. technology companies in all market capitalization ranges, selected for their rapid and sustainable growth potential from the development, advancement and use of technology.

Some of the industries likely to be represented in the Fund's portfolio holdings include: application software, IT consulting and services, internet software and services, networking equipment, telecom equipment, computer hardware, computer storage and peripherals, electronic equipment and instruments, and semiconductors and equipment. The Fund may invest in both developed and emerging markets.

The Fund seeks to invest primarily in common stock but may also invest in preferred stock and convertible securities. The Fund may also invest in Rule 144A securities, which are privately placed securities purchased by qualified institutional buyers. From time to time the Fund may invest in shares of companies through initial public offerings ("IPOs").

The Fund may, when consistent with the Fund's investment objective, buy or sell options or futures on a security or an index of securities and may buy options on a currency or a basket of currencies, or enter into foreign currency transactions, including swaps (collectively, commonly known as derivatives). An option is the right to buy or sell a security or an index of securities at a specific price on or before a specific date. A future is an agreement to buy or sell a security or an index of securities at a specific price on a specific date. A swap is an agreement whereby one party exchanges its right to receive or its obligation to pay one type of currency for another party's obligation to pay or its right to receive another type of currency in the future or for a period of time. The Fund typically uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as currency risk. The Fund may also use derivatives to enhance returns, in which case their use would involve leveraging risk. The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques. The Fund may also use forward foreign currency exchange contracts (obligations to buy or sell a currency at a set rate in the future).

On September 28, 2017, the Board approved the addition of the following to the non-fundamental investment restrictions of the
Fund:

a. The Fund may not purchase securities of other investment companies, except to the extent permitted by the Investment Company Act. As a matter of policy, however, the Fund will not purchase shares of any registered open-end investment company or registered unit investment trust, in reliance on Section 12(d)(1)(F) or (G) (the "fund of funds" provisions) of the Investment Company Act, at any time the Fund has knowledge that its shares are purchased by another investment company investor in reliance on the provisions of subparagraph (G) of Section 12(d)(1).

These changes to the investment strategies of the Fund, the Fund's name and the Fund's benchmark and the addition of the non-fundamental investment restriction became effective on December 30, 2017.